UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

Actuate Corporation

951 Mariners Island Boulevard, Suite 700

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate
Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Actuate Corporation, a Delaware corporation (the “Company”), initially filed on December 16, 2014, and amended on December 18, 2014, December 22, 2014, January 2, 2015 and January 9, 2015 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares (as defined in the Initial Schedule 14D-9 in Item 1 under the heading “Class of Securities”) that are issued and outstanding, at a price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION

1. The section captioned “Litigation” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding to the end of such section the following paragraphs:

Beginning on January 1, 2015, the Company voluntarily provided to the plaintiff certain internal documents related to the Proposed Transaction. On January 9, 2015, the parties to the Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court of Chancery of the State of Delaware, to settle the Action. Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures set forth in Amendment No. 4 to this Schedule 14D-9. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court of Chancery of the State of Delaware for review and approval, (b) the Stipulation will provide for dismissal of the Action, (c) the Stipulation will include a general release of Defendants of claims relating to the allegations in the Action, the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on consummation of the Merger, completion of confirmatory discovery, and final approval by the Court of Chancery of the State of Delaware. Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU. The settlement will not affect the amount of consideration that the Company’s stockholders are entitled to receive in connection with the Proposed Transaction.

Defendants deny all liability with respect to the allegations in the Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation, or law. To avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation, and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, Defendants have agreed to the terms of the proposed settlement described above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2015	ACTUATE CORPORATION

	By:	/s/ Peter I. Cittadini
Peter I. Cittadini
President and Chief Executive Officer